File No. 70-9541



                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


Application of Northeast
Utilities, The Connecticut   )
Light and Power Company,     )
Public Service Company of    )     CERTIFICATE PURSUANT TO
New Hampshire, Western       )     RULE 24 UNDER THE PUBLIC
Massachusetts Electric       )     UTILITY HOLDING COMPANY ACT
Company, North Atlantic      )     OF 1935
Energy Corporation, NU       )
Enterprises, Inc., Northeast )
Generation Company,          )
Northeast Generation         )
Services Company, Select     )
Energy, Inc., Select Energy  )
Contracting, Inc., Reeds     )
Ferry Supply Co., Inc.,      )
HEC Energy Consulting        )
Canada, Inc. on Form U-1     )

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing payment of dividends, share repurchases and share issuance in connection with restructuring by NU and certain subsidiaries (HCAR. No. 27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended June 30, 2001, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

The Connecticut Light and Power Company (CL&P)

                                          As of June 30, 2001
                                          --------------------
                                          (thousands
                                          of dollars)       %
                                          -----------     -----
Common shareholders' equity:
  Common shares                          $   75,849         2.4%
  Capital surplus, paid in                  413,947        13.2
  Retained earnings                         267,272         8.6
                                         ----------       -----
 Total Common shareholders' equity          757,068        24.2
Preferred stock                             116,200         3.7
Long-term and short-term debt               821,365        26.2
Rate reduction bonds                      1,438,400        45.9
                                         ----------       -----
                                         $3,133,033       100.0%
                                         ==========       =====

A common dividend of $15,018,070.32 was declared on April 25, 2001 and was paid to NU on June 30, 2001.


Western Massachusetts Electric Company  (WMECO)

                                          As of June 30, 2001
                                          --------------------
                                          (thousands
                                          of dollars)       %
                                          -----------     -----
Common shareholders' equity:
  Common shares                          $    12,742        2.8%
  Capital surplus, paid in                    82,322       18.3
  Retained earnings                           60,670       13.5
                                         -----------      -----
 Total Common shareholders' equity           155,734       34.6
Long-term and short-term debt                139,135       30.9
Rate reduction bonds                         155,000       34.5
                                         -----------      -----
                                         $   449,869      100.0%
                                         ===========      =====

A common dividend of $2,999,968.72 was declared on June 7, 2001 and was paid to NU on June 29, 2001.


Public Service Company of New Hampshire (PSNH)

                                          As of June 30, 2001
                                          --------------------
                                          (thousands
                                          of dollars)       %
                                          -----------     -----

Common shareholders' equity:
  Common shares                          $      -            -
  Capital surplus, paid in                   165,658       13.0
  Retained earnings                          147,665       11.6
                                         -----------      -----
 Total Common shareholders' equity           313,323       24.6
Long-term and short-term debt                433,485       34.1
Rate reduction bonds                         525,000       41.3
                                         -----------      -----
                                         $ 1,271,808      100.0%
                                         ===========      =====

A common dividend of $17,999,999.78 was declared on April 26, 2001 and was paid to NU on June 30, 2001.

There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

     As of June 30, 2001 the senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH are each BBB+, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO, and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings.

     NU represents that during the quarter ended June 30, 2001 internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

     Internal cash funds available during the quarter were not supplemented with external borrowings during the quarter. During thesecond quarter WMECO and PSNH issued rate reduction bonds. The proceeds were used to pay for the IPP buyouts, IPP buydowns and the repayment of long-term and short-term debt.

                                Net cash flows     Net cash flows
                     Cash         (used in)/         (used in)/       Net cash flows
                  beginning      provided by        provided by          (used in)           Cash
                  of period       operating          investing           financing        end of period
                  3/31/2001       activities         activities          activities         6/30/2001
                  ---------     --------------     --------------     --------------      -------------
                                               (Thousands of  Dollars)
CL&P             $1,312,925      $(486,353)          $(119,072)         $ (706,889)          $   611

PSNH                  5,420        215,584              34,452            (249,219)            6,237

WMECO                    99         51,658              42,571             (94,327)                1

NAEC                    -          310,150              59,850            (370,000)             -





                                     SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



/s/ John J. Roman
    -----------------------------
    John J. Roman
    Vice President and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    August 23, 2001